

Investor Relations: Anjali Aggarwal
Media Relations: Jonathan Freedman
+1 (617) 747-3300
ir@amg.com
pr@amg.com

AMG Reports Financial and Operating Results for the First Quarter of 2021

Company reports EPS of $3.41, Economic EPS of $4.28 in first quarter of 2021

► Invested in OCP Asia, a leading alternative manager in private markets providing customized lending solutions across Asia

► Evolved AMG's U.S. wealth distribution platform, expanding commitment to Affiliate growth and improving client outcomes

► Net Income (controlling interest) of $150 million, Economic Net Income of $185 million

► Adjusted EBITDA of $247 million, representing 23% year-over-year growth, primarily driven by Affiliate investment performance

► Repurchased $210 million in common stock during the quarter

WEST PALM BEACH, FL, May 3, 2021 — Affiliated Managers Group, Inc. (NYSE: AMG) today reported its financial and operating results for the first quarter of 2021.

Jay C. Horgen, President and Chief Executive Officer of AMG, said:
"AMG reported growth of 23% in Adjusted EBITDA and 35% in Economic earnings per share relative to the year-ago quarter, our third consecutive quarter of year-over-year growth, further demonstrating positive momentum across the business. Our results reflect strong Affiliate investment performance, improving organic growth trends, and the consistent execution of our growth strategy. Net client cash flows were positive excluding certain quantitative strategies, driven by strength in private markets, specialty fixed income, wealth management, and ESG strategies. With continued momentum in these secular growth areas, including through our strategic focus on new investments, along with increasing demand for active equities, particularly value-and impact-oriented strategies, AMG is well-positioned for future organic growth.

"As economic activity accelerates and the macro environment presents additional favorable opportunities for active managers, we continue to focus on our core competitive advantages and invest for growth across new Affiliates, existing Affiliates, and our value-added central capabilities. During the quarter, we evolved our U.S. wealth distribution platform for the benefit of clients, by enhancing the quality of our product offering, lowering fees, and clarifying our presence in the market as the premier partner to world-class independent investment firms, all while aligning our capital and resources more fully with our Affiliate partners and their greatest opportunities for growth.

"Given the evolving competitive landscape and the strategic investments we have made over the last two years, AMG's partnership approach is resonating with a broader and more diverse array of high-quality independent firms operating in areas of strong client demand. Our partnership solutions and strategic capabilities are increasingly differentiated components of our approach, as evidenced by the series of new partnerships we have established over the last year. Most recently, we are pleased to welcome our newest Affiliate, OCP Asia, a leading alternative manager providing customized lending solutions with deep expertise in investing across private credit markets in Asia. Looking ahead, with our strong balance sheet and significant cash generation, we are well-positioned to capitalize on the considerable and growing opportunity set ahead, further enabling us to compound earnings growth and create significant shareholder value over time."

FINANCIAL HIGHLIGHTS		Three Months Ended	
(in millions, except as noted and per share data)		3/31/2020	3/31/2021
Operating Performance Measures			
AUM (at period end, in billions)		$ 599.9	$ 738.0
Average AUM (in billions)		663.0	733.6
Net client cash flows (in billions)		(13.8)	(7.5)
Aggregate fees		1,253.1	1,414.4
Financial Performance Measures			
Net income (loss) (controlling interest)		$ (15.6)	$ 149.9
Earnings (loss) per share (diluted)[1]		(0.33)	3.41
Supplemental Performance Measures [2]			
Adjusted EBITDA (controlling interest)		$ 200.4	$ 246.8
Economic net income (controlling interest)		151.3	184.8
Economic earnings per share		3.16	4.28

For additional information on our Supplemental Performance Measures, including reconciliations to GAAP, see the Financial Tables and Notes.

Capital Management
During the first quarter of 2021, the Company repurchased approximately $210 million in common stock and announced a first-quarter cash dividend of $0.01 per share of common stock, payable May 27, 2021 to stockholders of record as of the close of business on May 13, 2021.

About AMG
AMG is a leading partner to independent active investment management firms globally. AMG's strategy is to generate long-term value by investing in a diverse array of excellent partner-owned investment firms, referred to as "Affiliates," through a proven partnership approach, and allocating resources across the Company's unique opportunity set to the areas of highest growth and return. AMG's innovative partnership approach enables each Affiliate's management team to own significant equity in their firm while maintaining operational and investment autonomy. In addition, AMG offers its Affiliates growth capital, global distribution, and other strategic value-added capabilities, which enhance the long-term growth of these independent businesses and enable them to align equity incentives across generations of principals to build enduring franchises. As of March 31, 2021, AMG's aggregate assets under management were approximately $738 billion, across a broad range of active, return-oriented strategies. For more information, please visit the Company's website at www.amg.com.

Conference Call, Replay and Presentation Information
A conference call will be held with AMG's management at 8:30 a.m. Eastern time today. Parties interested in listening to the conference call should dial 1-877-407-8291 (U.S. calls) or 1-201-689-8345 (non-U.S. calls) shortly before the call begins.

The conference call will also be available for replay beginning approximately one hour after the conclusion of the call. To hear a replay of the call, please dial 1-877-660-6853 (U.S. calls) or 1-201-612-7415 (non-U.S. calls) and provide conference ID 13718538. The live call and replay of the session and a presentation highlighting the Company's performance can also be accessed via AMG's website at https://ir.amg.com/.

Financial Tables Follow

ASSETS UNDER MANAGEMENT - STATEMENT OF CHANGES *(in billions)*

BY STRATEGY - QUARTER TO DATE	Alternatives	Global Equities	U.S. Equities	Multi-Asset & Fixed Income	Total
AUM, December 31, 2020	$ 216.5 $	278.5 $	103.5 $	117.7 $	716.2
Client cash inflows and commitments	8.3	9.1	6.7	6.7	30.8
Client cash outflows	(6.1)	(17.1)	(7.8)	(7.3)	(38.3)
Net client cash flows	**2.2**	**(8.0)**	**(1.1)**	**(0.6)**	**(7.5)**
New investments	—	2.9	1.1	—	4.0
Market changes	4.4	10.5	7.0	2.5	24.4
Foreign exchange	0.3	0.8	0.1	0.2	1.4
Realizations and distributions (net)	(0.4)	—	—	—	(0.4)
Other	(0.2)	—	0.1	—	(0.1)
AUM, March 31, 2021	$ 222.8 $	284.7 $	110.7 $	119.8 $	738.0

BY CLIENT TYPE - QUARTER TO DATE	Institutional	Retail	High Net Worth	Total
AUM, December 31, 2020	$ 401.0 $	189.3 $	125.9 $	716.2
Client cash inflows and commitments	9.2	14.5	7.1	30.8
Client cash outflows	(15.5)	(17.3)	(5.5)	(38.3)
Net client cash flows	**(6.3)**	**(2.8)**	**1.6**	**(7.5)**
New investments	2.2	0.9	0.9	4.0
Market changes	12.1	8.4	3.9	24.4
Foreign exchange	0.8	0.5	0.1	1.4
Realizations and distributions (net)	(0.4)	—	—	(0.4)
Other	(0.5)	0.5	(0.1)	(0.1)
AUM, March 31, 2021	$ 408.9 $	196.8 $	132.3 $	738.0

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Three Months Ended	
	3/31/2020	3/31/2021
Consolidated revenue	$ 507.3	$ 559.1
Consolidated expenses:		
Compensation and related expenses	207.8	246.9
Selling, general and administrative	90.3	78.8
Intangible amortization and impairments	20.6	7.5
Interest expense	19.5	27.5
Depreciation and other amortization	5.1	4.3
Other expenses (net)	11.0	13.5
Total consolidated expenses	**354.3**	**378.5**
Equity method income (loss) (net)[3]	**(113.2)**	**51.7**
Investment and other income	2.4	32.3
Income before income taxes	42.2	264.6
Income tax expense	2.2	50.5
Net income	**40.0**	**214.1**
Net income (non-controlling interests)	(55.6)	(64.2)
Net income (loss) (controlling interest)	**$ (15.6)**	**$ 149.9**
Average shares outstanding (basic)	47.8	42.6
Average shares outstanding (diluted)	47.8	45.4
Earnings (loss) per share (basic)	**$ (0.33)**	**$ 3.52**
Earnings (loss) per share (diluted)[1]	**$ (0.33)**	**$ 3.41**

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

(in millions, except per share data)	Three Months Ended	
	3/31/2020	3/31/2021
Net income (loss) (controlling interest)	**$ (15.6)**	**$ 149.9**
Intangible amortization and impairments	195.7	40.6
Intangible-related deferred taxes	(31.0)	8.9
Other economic items	2.2	(14.6)
Economic net income (controlling interest)	**$ 151.3**	**$ 184.8**
Average shares outstanding (adjusted diluted)	47.8	43.2
Economic earnings per share	**$ 3.16**	**$ 4.28**
Net income (loss) (controlling interest)	**$ (15.6)**	**$ 149.9**
Interest expense	19.5	27.5
Income taxes	0.2	48.4
Intangible amortization and impairments	195.7	40.6
Other items	0.6	(19.6)
Adjusted EBITDA (controlling interest)	**$ 200.4**	**$ 246.8**

See Notes for additional information.

CONSOLIDATED BALANCE SHEET

(in millions)	Period Ended	
	12/31/2020	**3/31/2021**
Assets		
Cash and cash equivalents	$ 1,039.7	$ 766.2
Receivables	421.6	509.3
Investments in marketable securities	74.9	108.8
Goodwill	2,661.4	2,666.2
Acquired client relationships (net)	1,048.8	1,044.3
Equity method investments in Affiliates (net)	2,074.8	1,999.5
Fixed assets (net)	79.6	76.1
Other investments	257.2	292.7
Other assets	230.9	217.5
Total assets	**$ 7,888.9**	**$ 7,680.6**
Liabilities and Equity		
Payables and accrued liabilities	$ 712.4	$ 543.5
Debt	2,312.1	2,303.1
Deferred income tax liability (net)	423.4	432.9
Other liabilities	452.2	483.2
Total liabilities	**3,900.1**	**3,762.7**
Redeemable non-controlling interests	671.5	730.6
Equity:		
Common stock	0.6	0.6
Additional paid-in capital	728.9	619.7
Accumulated other comprehensive loss	(98.3)	(73.8)
Retained earnings	4,005.5	4,154.9
	4,636.7	4,701.4
Less: treasury stock, at cost	(1,857.0)	(2,050.2)
Total stockholders' equity	**2,779.7**	**2,651.2**
Non-controlling interests	537.6	536.1
Total equity	**3,317.3**	**3,187.3**
Total liabilities and equity	**$ 7,888.9**	**$ 7,680.6**

Notes

(1) Earnings (loss) per share (diluted) adjusts for the dilutive effect of the potential issuance of incremental shares of our common stock. We had junior convertible securities outstanding during the periods presented and are required to apply the if-converted method to these securities in our calculation of Earnings (loss) per share (diluted). Under the if-converted method, shares that are issuable upon conversion are deemed outstanding, regardless of whether the securities are contractually convertible into our common stock at that time. For this calculation, the interest expense (net of tax) attributable to these dilutive securities is added back to Net income (loss) (controlling interest), reflecting the assumption that the securities have been converted. Issuable shares for these securities and related interest expense are excluded from the calculation if an assumed conversion would be anti-dilutive to diluted earnings per share.

The following table provides a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share:

	Three Months Ended	
(in millions)	**3/31/2020**	**3/31/2021**
Numerator		
Net income (loss) (controlling interest)	$ (15.6)	$ 149.9
Interest expense on junior convertible securities, net of taxes	–	4.7
Net income (loss) (controlling interest), as adjusted	$ (15.6)	$ 154.6
Denominator		
Average shares outstanding (basic)	47.8	42.6
Effect of dilutive instruments:		
Stock options and restricted stock units	–	0.6
Junior convertible securities	–	2.2
Average shares outstanding (diluted)	47.8	45.4

(2) As supplemental information, we provide non-GAAP performance measures of Adjusted EBITDA (controlling interest), Economic net income (controlling interest) and Economic earnings per share. Management utilizes these non-GAAP performance measures to assess our performance before our share of certain non-cash expenses and to improve comparability between periods.

Adjusted EBITDA (controlling interest) represents our performance before our share of interest expense, income taxes, depreciation, amortization, impairments, certain Affiliate equity expenses, gains and losses on general partner and seed capital investments, and adjustments to our contingent payment arrangements. We believe that many investors use this non-GAAP measure when assessing the financial performance of companies in the investment management industry.

Under our Economic net income (controlling interest) definition, we add to Net income (loss) (controlling interest) our share of pre-tax intangible amortization and impairments (including the portion attributable to equity method investments in Affiliates), deferred taxes related to intangible assets, and other economic items which include non-cash imputed interest (principally related to the accounting for convertible securities and contingent payment arrangements), certain Affiliate equity expenses, and gains and losses on general partner and seed capital investments. Economic net income (controlling interest) is used by management and our Board of Directors as our principal performance benchmark, including as one of the measures for aligning executive compensation with stockholder value.

Economic earnings per share represents Economic net income (controlling interest) divided by the Average shares outstanding (adjusted diluted). In this calculation, the potential share issuance in connection with our junior convertible securities is measured using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the junior convertible securities in excess of par, if any, are deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are converted and we are relieved of our debt obligation.

The following table provides a reconciliation of Average shares outstanding (adjusted diluted):

	Three Months Ended	
(in millions)	**3/31/2020**	**3/31/2021**
Average shares outstanding (diluted)	47.8	45.4
Stock options and restricted stock units	0.0	–
Junior convertible securities	–	(2.2)
Average shares outstanding (adjusted diluted)	47.8	43.2

These non-GAAP performance measures are provided in addition to, but not as a substitute for, Net income (controlling interest), Earnings per share or other GAAP performance measures. For additional information on our non-GAAP measures, see our Annual and Quarterly Reports on Form 10-K and 10-Q, respectively, which are accessible on the SEC's website at www.sec.gov.

Notes (continued)

(3) The following table presents equity method earnings and equity method intangible amortization and impairments, which in aggregate form Equity method income (loss) (net):

	Three Months Ended			
(in millions)		3/31/2020		3/31/2021
Equity method earnings	$	66.1	$	86.9
Equity method intangible amortization and impairments		(179.3)		(35.2)
Equity method income (loss) (net)	$	(113.2)	$	51.7

Forward Looking Statements and Other Matters

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources and other non-historical statements. You can identify these forward-looking statements by the use of words such as "outlook," "guidance," "believes," "expects," "potential," "preliminary," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "projects," "positioned," "prospects," "intends," "plans," "estimates," "pending investments," "anticipates" or the negative version of these words or other comparable words. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including changes in the securities or financial markets or in general economic conditions, pandemics (including COVID-19) and related changes in the global economy, capital markets and the asset management industry, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, the ability to close pending investments, the investment performance and growth rates of our Affiliates and their ability to effectively market their investment strategies, the mix of Affiliate contributions to our earnings and other risks, uncertainties and assumptions, including those described under the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law.

From time to time, AMG may use its website as a distribution channel of material Company information. AMG routinely posts financial and other important information regarding the Company in the Investor Relations section of its website at www.amg.com and encourages investors to consult that section regularly.